INNOVEGA INC.

11900 NE 1st St, Ste. 300, Bellevue, WA 98005

March 31, 2021

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innovega Inc.
Offering Statement on Form 1-A
Filed February 4, 2021
File No. 024-11441

Ladies and Gentlemen:

Innovega Inc. respectfully requests that the qualification date of the offering statement referred to above be accelerated so that it will become qualified at 4:30 PM, Eastern Time, on March 31, 2021, or as soon thereafter as possible.

Innovega Inc.

By:	/s/ Stephen Willey
Name:	Stephen Willey
Title:	Chief Executive Officer